Exhibit 99.2

Schedule A

Jayud Global Logistics Limited

PROXY STATEMENT

Introduction

This proxy statement is furnished in connection with the solicitation by the board of directors (the “Board”) of Jayud Global Logistics Limited (the “Company”) of proxies for the annual general meeting of the shareholders of the Company (the “AGM”) to be held at 3 P.M. on May 22, 2026, Beijing time (3 A.M. on May 22, 2026, U.S. Eastern Time), at Jayud Group 3A Building, No. 7 Gangqiao Road, Xialilang Community, Longgang District, Shenzhen, Guangdong, PRC, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of the AGM.

The Board has fixed April 2, 2026 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of, and to vote at the AGM. Holders of record of the class A ordinary shares of a par value of US$0.005 each of the Company (the “Class A Ordinary Shares”) and class B ordinary shares of a par value of US$0.005 each of the Company (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) at the close of business on the Record Date are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the AGM.

On or about April 22, 2026, we will first send our shareholders our proxy materials, including this proxy statement Notice of Annual General Meeting, and the proxy card. This proxy statement can also be accessed, free of charge, on our investor relations website (https://ir.jayud.com/), and the SEC’s website (http://www.sec.gov).

Quorum

The quorum of the AGM shall be constituted by shareholders holding Ordinary Shares, including Class A Ordinary Shares and Class B Ordinary Shares, carry in aggregate not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at the meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Each Class A Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on all matters subject to vote at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to fifty (50) votes on all matters subject to vote at the AGM.

Voting by Holders of Class A Ordinary Shares

Each Class A Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the AGM. Class A Ordinary Shares that are properly voted via the Internet or for which proxy cards are properly dated, executed and returned as instructed in the proxy cards no later than 48 hours before the time appointed for the holding of the AGM, as applicable, the Class A Ordinary Shares they represent will be voted by the proxy holder at the meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the shareholder. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the meeting, or at any adjournment or postponement thereof. Where any holder of Class A Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Class A Ordinary Shares will not be included or counted in the determination of the number of Class A Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of Class B Ordinary Shares

Each Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to fifty (50) votes at the AGM. Class B Ordinary Shares that are properly voted via the Internet or for which proxy cards are properly dated, executed and returned as instructed in the proxy cards no later than 48 hours before the time appointed for the holding of the AGM, the Class B Ordinary Shares they represent will be voted by the proxy holder at the meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the shareholder. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the meeting, or at any adjournment or postponement thereof. Where any holder of Class B Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Class B Ordinary Shares will not be included or counted in the determination of the number of Class B Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Revocability of Proxies

Any proxy given by a holder of Ordinary Shares by means of a proxy card may be revoked by submitting a written notice of revocation or a fresh proxy card, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM, or at any adjournment or postponement thereof, as applicable.

Resolutions

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act (Revised) of the Cayman Islands, being a resolution: (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Ordinary Resolution” means a resolution: (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with the articles of association; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.